Mail Stop 3720

April 23, 2007

Via U.S. Mail and Fax
Sue Yeung
Chief Financial Officer
Asia Satellite Telecommunications Holdings Ltd.
17th Floor, The Lee Gardens
33 Hysan Avenue, Causeway Bay
Hong Kong K3 00000

RE: **Form 20-F for the fiscal year ended December 31, 2005**
          Filed June 19, 2006
          File No. 001-14396

Dear Ms. Yeung:

        We have reviewed your supplemental response letter dated March 28, 2007 as well as your filings and have the following comments. As noted in our comment letter dated August 9, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for the fiscal year ended December 31, 2005
2.17 Revenue Recognition, page F-14

1. We note your response to comment 1 in your letter dated March 28, 2007 and your responses to comments 1-3 in your letter dated September 6, 2006; however, we remain unclear regarding the nature of your transponder capacity sales arrangements and your accounting for them. Please provide us a comprehensive explanation to each of the following questions so that we may better understand the nature and terms of your transponders sales agreements.

    a. Tell us what you mean by "a particular transponder."
    b. Tell us why you specify a particular transponder in your sale of transponder capacity agreements and not in your transponder utilization agreements.
    c. Explain to us why your sales contracts identify particular transponders and the specific satellites in which the transponders are located.

    d. Tell us if it is necessary for transponder sales contracts to identify specific frequencies and settings required for specific transponders so that the customer may interact with the particular satellite.

    e. Tell us whether you use the particular transponder to transmit data exclusively to the customer under the agreement or whether you can use the same transponder to transmit data for other customers.

    f. Tell us if your customers are granted exclusive access to specified frequencies and settings for specified transponders on the satellites.

    g. Tell us if your contracts specify the circumstances under which Asia Satellite may change the particular transponder identified in the contract and, if so, explain to us each of these circumstances.

    h. Explain what must transpire in order for you to move a customer to another transponder, or to utilize substitute capacity.

    i. Tell us if a customer is made aware of a change in the transponder assigned to it, and if so, explain how they are made aware and why it is necessary.

    j. Explain to us if your agreements allow you to move the customer signal to another satellite and if not, tell us why not.

    k. Explain to us your ability to control a sold transponder. Tell us if Asia Satellite is permitted to preempt the transponder specified in the sale contract.

    l. Tell us if the customer has the right to resell or sublease transponder capacity under the transponder sales agreement.

    m. Tell us if Asia Satellite is required to provide back-up capacity to the customer under the terms of a transponder sales agreement and if so, explain the circumstances under which it would do so. Also, tell us if there are any circumstances under which a transponder failure would not result in Asia Satellite being required to provide back-up capacity.

    n. Tell us if it is possible for two customers to share a transponder and if so, explain what would be necessary in order for this to happen.

30. Commitments, page F-35

2. We understand from your response to comment 2, in your letter dated March 28, 2007, that although the clauses have been titled "performance incentives" in the contracts, you view them more in the nature of a penalty clause rather than an incentive. We do not believe how you view the performance incentive/penalty clause should impact your accounting for it under US GAAP. As we previously stated, under US GAAP we believe you should accrue these payments as a part of your total purchase obligation to the satellite manufacture and not in stages when the payment is made. Please revise your policy or advise us.

* * * *

Sue Yeung
Asia Satellite Telecommunications Holdings Ltd.
April 23, 2007
Page 3

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlpage, Accountant Branch Chief, at (202) 551-3364 if you have questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director